

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Mr. Floyd Smith
President and Chief Executive Officer
Petron Energy II, Inc.
17950 Preston Road, Suite 960
Dallas, Texas 75252

> **Re:** **Petron Energy II, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192881**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2013. Please refer to the Regulation S-K Compliance and Disclosure Interpretation Question 117.05, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Please amend the Registration Statement on Form S-1 to provide disclosure of the internal controls including the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates for the period ending December 31, 2012. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

3.   Also, please amend your disclosure to clarify if a third party prepared, or conducted a reserves audit of, the Company's reserves estimates as of December 31, 2012, and if so, file the report as an exhibit to the Registration Statement on Form S-1. Refer to the requirements set forth in Item 1202(a)(8) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-5

Note 12-Supplemental Information on Oil & Gas (Unaudited), page F-25

Reserve Information, page F-26

4.   Please refer to FASB ASC paragraph 932-235-50-36 and expand your disclosure relating to the prices used in the computation the standardized measure of discounted future net cash flows for the periods ending December 31, 2011 and 2012 to provide the initial benchmark prices of oil and gas. Also clarify if the disclosed prices are before or after the application of differentials for adjustments such as transportation, gravity, quality and Btu content.

5.   Please expand your disclosure to provide an explanation for the significant changes in the net quantities of reserves due to revisions of the previous estimates for the periods ending December 31, 2011 and 2012. Refer to the requirements set forth in FASB ASC paragraph 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, PC